Filed by Macrovision Corporation Pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Macrovision Corporation (Commission File No. 000-22023, and
Gemstar-TV Guide International, Inc. (Commission File No. 0-24218)

On Tuesday, December 18, 2007, Fred Amoroso, CEO of Macrovision Corporation, sent the following email to employees of Gemstar-TV Guide International, Inc:

December 18, 2007

First, let me share with you that I am honored to be representing the Macrovision family, and to let you know that everyone is extremely excited about the opportunity to join our companies and teams. I personally believe that the combination of our companies will open up new opportunities across both organizations, and in the marketplace. While this e-mail may address certain aspects of the transaction, please note that there is additional information about the transaction contained in the legends at the bottom of this e-mail.

As we went through the process of understanding your businesses, we were excited to learn how much both organizations share a vision of the future—a vision of an exciting consumer entertainment experience. We believe the combination of our companies will enable us to move faster in achieving that vision.

We understand that as Gemstar-TV Guide has gone through the process of exploring strategic alternatives over the past several months, there was likely some individual uncertainty and questions about what the outcome would mean for each of you. I’m sure you still have questions about how the future organization will operate and be managed. We will be able to answer some of these questions right away; other answers will emerge over the next few months as the organizations evaluate the best way to integrate our two teams following the close. At the present time, I can comment on a few organizational matters and give you a sense of timing on other plans still to be made:

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Rich and Bedi will remain in their roles as CEO and CFO, respectively, of Gemstar-TV Guide until the close of the transaction, and upon the close, I will become CEO of the combined company, and James Budge will be the CFO. Rich and Bedi have done an outstanding job representing the value of your business and the talent that resides in the company. We look forward to working with them as we all work to achieve a smooth transition.

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For us to be successful as one organization, it will be important that we have an integrated management team from Macrovision and Gemstar-TV Guide. Immediately following the close, the teams will co-exist under the Macrovision organization as we sort through the post-closing organization structure. We expect to have most of this done within 30-days of the close of the transaction.

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The Corporate headquarters of the combined company will be in Santa Clara, California, Macrovision’s current headquarters. Although the headquarters will be in Santa Clara, this does not mean that all corporate functions will be located uniformly in Santa Clara. As you may or may not know, MVSN currently operates out of six major locations throughout the world, with corporate functions at several of those locations. This requires numerous leaders to manage remote teams, set up new communications systems, and do a fair amount of business travel. The Macrovision leaders are used to this mode of operation, as we have numerous executives who already operate remotely with globally distributed teams; I understand this is also the case for the Gemstar-TV Guide leaders.

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Creating a cohesive culture for our combined company is very important to me. The development of a common culture between our teams is a must for a successful integration. Your input to this process will be critical, and I hope that you will be comfortable and open in bringing forward any possible thoughts or concerns you may have. We want to take advantage of your insight, as well as address any issues you may have.

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Eileen Schloss and Dustin Finer, the Human Resources leaders of the respective organizations, will be working closely on the workforce practices that affect your daily lives and will be communicating with all employees regularly.

It is our culture, and commitment to communicate frequently and as transparently as is possible. We have found that an effective method for sharing information during these transitions is to hold town meetings and to use the intranet as a communications tool. Our intent is that this email is not the only communication until the close of the transaction.

I would like to take a few moments to share with you the Macrovision vision and what I envision for our combined company in the future. During the last two years, Macrovision has been repositioning itself to facilitate and enable the shift of media and entertainment content from physical to electronic and through our solutions, transform the digital home. This is a vision similar to Gemstar-TV Guide’s. As part of our shift in strategy, a key aspect has been Macrovision slowly moving our focus from only serving the content producers and CE manufacturers in a business to business environment, to looking for ways to add value directly to the consumer-as well as provide value, and become a key partner, to distribution channels, such as cable and satellite operators. Quite simply, we want to play a key role in making the digital home a reality.

In that regard, we are very impressed by the cross-platform content and video guidance strategy that Gemstar-TV Guide has pursued over the past few years. This cohesive strategy has enabled your company to make full use of all of its assets including the unique attributes of the Guidance Technology, Network, Magazine, and Online businesses. The re-launch of the magazine was an impressive feat, and I am well aware of the increase in advertising pages and sustained readership of 20 million each week. I also know that the current transformation of TV Guide Network to a full programming service is an exciting initiative for the company. Similarly, we have noted the significant expansion of the company’s online business in terms of product offerings and unique users. Finally, within Guidance Technology and Solutions, the continued success of your new product offerings, patent licensing deals and My TV Guide solutions also has major value in the industry.

Macrovision’s vision is to be a leading open infrastructure provider to content producers, distributors, and CE manufacturers enabling consumers to discover, acquire, manage and enjoy digital content. With the Gemstar-TV Guide acquisition, we have an exciting market opportunity in front of us. This acquisition will enable the combined company to offer solutions that have a transformative effect on the way consumers discover, acquire, manage and enjoy content. And this is possible because you have played a critical role in transforming Gemstar-TV Guide, building it into a successful, market-leading organization.

We hope that you will find Macrovision to be a company that will exceed your expectations. We are committed to that very important goal.

Sincerely,

Fred Amoroso

President & CEO

Macrovision Corporation

MACROVISION AND GEMSTAR-TV GUIDE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when available), as well as other documents filed by Macrovision and Gemstar with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus directly from Macrovision by directing a request to Macrovision Investor Relations at 408-969-5475 and directly from Gemstar-TV Guide by directing a request to Gemstar-TV Guide Investor Relations at 323-817-4600.

Each company’s directors and executive officers and other persons may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Macrovision’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 20, 2007 and information regarding Gemstar-TV Guide’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on April 10, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.